Exhibit 99.59

Collective Mining Discovers High-Grade Tungsten Mineralization in the Shallow Portion of the Guayabales Project’s Apollo System

Toronto, Ontario, November 7, 2023 – Collective Mining Ltd. (TSXV: CNL) (OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce that upon receipt and review of recently received detailed assay results on previously completed drill hole core, a high-grade zone of tungsten mineralization has been outlined in the shallow portion of the Guayabales project’s Apollo porphyry system (“Apollo”) located in Caldas, Colombia. The porphyry system at Apollo owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, intermediate sulphidation porphyry veins (“CBM Veins”) within a magmatic, hydrothermal inter-mineral breccia and diorite porphyry bodies currently measuring 520 metres x 395 metres x 915 metres and open for expansion.

●	Tungsten Tri-Oxide (“WO3”) grades in the shallow portion of the Apollo system range between approximately 0.06% and 0.59% with the weighted average grade running 0.25%.

●	Assuming a conservative 50% recovery rate for WO3 and currently quoted metal pricing, the weighted average gold equivalent (“AuEq”) grade of the drill holes within the tungsten rich area at Apollo has increased from 2.87 g/t AuEq to 3.67 g/t AuEq (28% increase in grade). Please refer to Table 1 below for further details.

●	Using a 0.1% WO3 cut-off grade, the volume of shallow mineralization containing tungsten measures approximately 200 metres by 100 metres by 150 metres vertical and is open to the northeast for expansion. The tungsten mineralized area coincides with high grades for gold, silver, and copper within a shallow portion of the Apollo deposit.

●	Tungsten mineralization is hosted within the mineral scheelite, which is the most common source of tungsten being mined globally.

●	Metallurgical samples have been dispatched to an ALS laboratory in Kamloops, British Colombia to undertake detailed mineralogical and metallurgical test work with initial results expected in Q2 2024.

Ari Sussman, Executive Chairman commented: “Finding high-grade tungsten as part of the mineral suite matrix in the shallow portion of the Apollo system has the potential to significantly enhance economics of the project. Tungsten has been officially designated as a critical mineral to most countries in the world and we are honored to have found the first known source of potentially economic tungsten in Colombia. We look forward to receiving and analyzing the metallurgical test work results in Q2 2024.”

Table 1: Tungsten Assay Results in Apollo Drillholes

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	WO3 (%)	AuEq With W03 (g/t*)	AuEq Without W03 (g/t)**	AuEq Grade Change (%)
APC-49	9.80	90.50	80.70	0.73	17	0.13	0.002	0.31	2.19	1.18	85%
APC-44	9.00	89.00	80.00	1.00	16	0.16	0.001	0.35	2.61	1.48	77%
APC-46	10.00	80.60	70.60	0.77	24	0.18	0.002	0.31	2.44	1.41	73%
APC-61	2.80	62.30	59.50	0.90	34	0.25	0.002	0.31	2.79	1.78	57%
APC-59	0.00	51.80	51.80	1.53	52	0.19	0.002	0.39	3.84	2.55	50%
APC-55	23.55	112.00	88.45	2.49	24	0.13	0.002	0.31	4.00	2.99	34%
APC-31	0.00	96.95	96.95	2.46	23	0.16	0.001	0.30	3.97	2.99	33%
APC-36	2.80	77.50	74.70	1.26	8	0.12	0.002	0.15	2.04	1.56	31%
APC-35	1.05	87.60	86.55	3.52	16	0.12	0.001	0.34	4.95	3.85	29%
APC-58	39.55	76.00	36.45	2.64	20	0.20	0.002	0.27	4.07	3.19	28%
APC-42	6.90	49.10	42.20	6.74	42	0.13	0.001	0.59	9.29	7.36	26%
APC-41	17.00	53.50	36.50	3.50	22	0.14	0.002	0.31	4.97	3.94	26%
APC-39	0.00	74.05	74.05	2.64	24	0.15	0.001	0.24	3.93	3.16	24%
APC-33	6.65	108.10	101.45	2.12	29	0.14	0.002	0.19	3.35	2.72	23%
APC-18	150.35	170.40	20.05	2.20	40	0.72	0.002	0.23	4.64	3.89	20%
APC-38	0.00	52.40	52.40	2.91	11	0.11	0.002	0.19	3.79	3.19	19%
APC-25	73.00	138.65	65.65	1.12	33	0.66	0.003	0.07	2.89	2.66	9%
APC-48	0.00	47.70	47.70	3.10	11	0.15	0.002	0.07	3.67	3.44	7%
APC-40	1.50	128.30	126.80	2.42	19	0.35	0.003	0.06	3.42	3.21	6%
APC-43	11.20	47.60	36.40	4.78	9	0.17	0.003	0.08	5.33	5.07	5%
Weighted Averages								0.25	3.67	2.87	28%

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) + (WO3 (%)*6.54 x 0.50) utilizing metal prices of Cu – US$3.85/lb, Ag – US$24/oz Mo - US$25/lb, WO3 - US$31,000/t and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, 50% for WO3 and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum, tungsten and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

**	Previously reported gold equivalent grades excluded WO3. See press releases dated November 19, 2022, January 31, 2023, January 31, 2023, February 23, 2023, March 15, 2023, March 30, 2023, April 11, 2023, April 25, 2023, May 16, 2023, May 30, 2023, June 27, 2023, July 25, 2023 and August 15, 2023 for AuEq calculations.

Figure 1: Plan View Highlighting the WO3 Mineralized Envelope Above a 0.1% WO3 Cut-Off

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol "CNL" and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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